

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2023

Diego Cabrera Canay
Chief Financial Officer
DLocal Limited
Dr. Luis Bonavita 1294
Montevideo, Uruguay 11300

      Re: DLocal Limited
           Form 20-F for Fiscal Year Ended December 31, 2021
           Filed May 2, 2022
           File No. 001-40451

Dear Diego Cabrera Canay:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services